UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from              to

Commission File Number 0-51331

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BankFinancial and Subsidiaries Associate Investment Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANKFINANCIAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

15W060 North Frontage Road, Burr Ridge, Illinois	60527
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 894-6900

BANKFINANCIAL AND SUBSIDIARIES

ASSOCIATE INVESTMENT PLAN

Burr Ridge, Illinois

FINANCIAL STATEMENTS

December 31, 2008 and 2007

BANKFINANCIAL AND SUBSIDIARIES

ASSOCIATE INVESTMENT PLAN

Burr Ridge, Illinois

FINANCIAL STATEMENTS

December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

BankFinancial and Subsidiaries

    Associate Investment Plan

Burr Ridge, Illinois

We have audited the accompanying statements of net assets available for benefits of the BankFinancial and Subsidiaries Associate Investment Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

Oak Brook, Illinois

June 16, 2009

1.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS
Investments, at fair value (Note 2, 4, 5 and 8)	$14,402,621	$19,360,108

Net assets reflecting all investments, at fair value	14,402,621	19,360,108

Adjustment from fair value to contract value for fully benefit-responsive contracts (Note 2)	200,272	162,065

NET ASSETS AVAILABLE FOR BENEFITS	$14,602,893	$19,522,173

See accompanying notes to financial statements.

2.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2008

Additions to net assets attributed to:
Investment income (loss) (Note 4)
Net depreciation in fair value of investments	$(5,945,246)
Interest and dividends	262,341

Total investment income (loss)	(5,682,905)

Contributions:
Employer	442,026
Participant salary deferrals	1,148,947

Total contributions	1,590,973

Total additions	(4,091,932)

Deductions from net assets attributed to:
Benefits paid to participants	788,915
Administrative expenses	38,433

Total deductions	827,348

Net decrease	(4,919,280)

Net assets available for benefits
Beginning of the year	19,522,173

End of the year	$14,602,893

See accompanying notes to financial statements.

3.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN

The following description of the BankFinancial and Subsidiaries Associate Investment Plan (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of BankFinancial, F.S.B. (“the Bank”) and its subsidiaries who are 21 years of age or older and have completed six months of service. This plan, as amended, was adopted by the Bank on July 1, 1993. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility: Employees become eligible to participate in the Plan on the first day of any quarter of any plan year coincident with or next following the date that they have met the eligibility requirements.

Contributions: The Plan is a contributory 401(k) savings plan funded by employee and employer contributions. Each participant may elect to contribute up to 50% of pretax compensation, subject to the limits established by the Internal Revenue Code. Employer contributions consist of a matching contribution subject to limitations of the participant’s eligible compensation and a discretionary profit sharing contribution. Subject to the above-mentioned limitation for the plan year ended December 31, 2008, the Bank provided a match of $0.50 on each $1.00 of contribution up to 6% of eligible compensation. No additional discretionary contribution was made for the year ended December 31, 2008.

Administrative Expenses: Any expenses incurred for the administration and audit of the Plan not paid by the Bank may be paid out of the Plan’s assets.

Participant Accounts: Each participant’s account is credited with the participant’s own contribution and an allocation of (a) the Bank’s matching and profit sharing contributions, (b) the Plan’s allocated earnings, and (c) administrative expenses. Allocations are based on participant earnings, contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers nineteen funds, including BankFinancial Corporation common stock, as investment options for participants.

(Continued)

4.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service as follows:

Years	Vested Percent
1	0
2	25
3	50
4	75
5	100

Forfeitures: Forfeitures attributable to employer matching contributions are used to reduce future Employer matching contributions. Forfeitures attributable to employer profit sharing contributions are added to any employer discretionary profit sharing contributions and are allocated to participants in the same manner as the employer discretionary profit sharing contribution. As of December 31, 2008 and 2007, there was $31,054 and $30,902 respectively, in forfeited nonvested accounts.

Payment of Benefits: Participants are not eligible to receive benefit payments until employment is terminated or they attain the age 59 1/2. When the participant’s vested balance is $5,000 or less, the benefit is distributed in a lump-sum payment. Participants with a balance in excess of this figure may postpone the lump-sum payment of benefits until reaching the age of 70 1/2.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of their vested account balance, subject to a minimum loan of $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

Hardship Withdrawals: The Plan provides that participants can withdraw rollover contributions and earnings thereon and salary deferral contributions, but not the earnings thereon, for reasons of financial hardship, as defined. Individual salary deferral contributions are prohibited for a six-month period after such hardship withdrawal.

(Continued)

5.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for certain investment options including mutual funds, employer stock and a guaranteed investment contract. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances. As of December 31, 2008 and 2007, 36.2% and 41.1% of the Plan’s net assets were invested in shares of BankFinancial Corporation Common Stock, respectively.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value, as more fully disclosed in Note 8. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract through its investment in the investment contract with the insurance company.

Effect of Newly Issued but not yet Effective Accounting Standards: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume

(Continued)

6.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Adoption of New Accounting Policy – Fair Value Measurements: In September 2006, the FASB issued FAS 157, Fair Value Measurements (Statement 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarified the application of FAS 157 in a market that is not active. The effective date for the Plan is January 1, 2008. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(Continued)

7.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the fair value of the Plan’s net assets:

	December 31,
	2008		2007
Common Stock
BankFinancial Corporation Common Stock	$5,284,545		$8,029,773

Interest in mutual funds
AllianceBernstein LargeCap Value III R4 Fund	630,566	*	1,201,375
Principal Global Investors LargeCap S&P 500 Index R4 Fund	799,516		1,243,067
Principal Global Investors Principal LifeTime 2020 R4 Fund	795,137		1,215,635
Columbus Circle Investors LargeCap Growth R4 Fund	1,086,796		1,827,023

Investment contract with insurance company
Principal Life Insurance Company Fixed Income Option 401(a)/(k) (Contract values: 2008 -$4,005,448; 2007- $3,241,298)	3,805,176		3,079,233

*	Investment does not represent 5% or more of the Plan’s net assets as of the Plan year and this investment was only included for comparative purposes.

During the year ended December 31, 2008, the Plan’s investments (including investments bought and sold, as well as held, during the period) depreciated in value as follows:

Bank Common stock	$(2,877,417)
Mutual funds	(3,067,829)

$(5,945,246)

(Continued)

8.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 5 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan holds a fully benefit-responsive group annuity investment contract with Principal Life Insurance Company (Issuer) through the Principal Fixed Income Option. The methodology for calculating the interest crediting rate is defined in Article I, Section II of the contract under the term “Composite Crediting Rate.” Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract values for credit risk of the contract issuer or otherwise.

The Plan’s investment contract does not specify certain conditions under which distributions from the contract would be payable at amounts below contract value. The terms and methods under which the contract may transact are defined in Article II (Deposits and Funds), Article III (Fees), Article IV (Benefits and Other Payments) and Article V (Termination) in the contract. The contract does not specify the circumstances under which the Issuer may terminate the contract. Under the contract terms, the contract is terminated when no deposit arrangements have been made and there are no deposits with a value greater than zero under the Contract. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract is based on agreed-upon formulas with the issuer, as defined in the contract agreements, but cannot be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract. The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive contracts (“adjustment”).

	2008	2007
Average yields, in the aggregate for the contract:
Based on annualized earnings (1)	3.68%	3.26%
Based on interest rate credited to participants (2)	3.68%	3.26%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

(Continued)

9.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. As of December 31, 2008 and 2007, certain plan investments are guaranteed investment contracts issued by Principal Life Insurance Company and mutual funds issued by Principal Global Investors, the asset management arm of the Principal Financial Group. Principal Life Insurance Company, the lead operating company of the Principal Financial Group, is the custodian of the Plan and therefore, these investments qualify as party-in-interest investments. The Plan also held party-in-interest investments in the form of participant loans.

At December 31, 2008 and 2007, the Plan held 518,601 and 507,571 shares of BankFinancial Corporation common stock in the BankFinancial Corporation Common Stock Fund, respectively. The Plan received $142,337 in dividends on BankFinancial Corporation common stock in 2008.

Fees of $36,587 were paid by the Plan’s participants to Joseph M. Corrigan Consulting Inc. during the year ended December 31, 2008 for investment advisor services. Loan fees of $1,706 and Member Requested Service fees of $140 were paid by the Plan’s participants to Principal Life Insurance Company during the year ended December 31, 2008. These fees are considered party-in-interest transactions.

NOTE 7 - TAX STATUS

The Plan is relying on a favorable opinion letter dated September 16, 2003 issued to Principal Life Insurance Company, the plan document sponsor. The Plan is not required to file for an individual determination letter because of the opinion letter received from the Internal Revenue Service. Although the Plan has been amended since receiving the favorable opinion, the plan administrator believes that the Plan is designed and is being operated in accordance with the applicable requirements of the Internal Revenue Code.

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

(Continued)

10.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

The fair value of the Plan’s investment contract has been estimated based on a discounted cash flow methodology, utilizing current rates of return available for similar contracts, with comparable credit risks and liquidity, as of the respective financial statement dates (Level 3 inputs).

Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

11.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Investments, other than participant loans, measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
Common Stock	$5,284,545		$—	$—
Interest in mutual funds	5,074,873		—	—
Investment contract with insurance Company	—		—	3,805,176

Total	$10,359,418	$		$3,805,176

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2008, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance, January 1, 2008	$3,079,233
Interest and dividend income	117,646
Purchases, sales, issuances and settlements (net)	135,886
Transfers in and/or out of Level 3	472,411

Ending balance, December 31, 2008	$3,805,176

Included in the Plan’s 2008 statement of changes in net assets available for benefits are $117,646 of interest and dividend income pertaining to level 3 investments that are still held by the Plan as of December 31, 2008.

12.

SUPPLEMENTAL SCHEDULE

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Name of Plan Sponsor: BankFinancial, F.S.B.

Employer Identification Number: 36-1570375

Three-Digit Plan Number: 003

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	Current Value
Common Stock
* BankFinancial Corporation	Common Stock	#	$5,284,545

Insurance Company Guaranteed Investment Contract:
* Principal Life Insurance Company	Fixed Income Option 401 (a)/(k)	#	4,005,448

Mutual Funds
* Principal Global Investors	Bond & Mortgage Secs R4 Fund	#	567,709
AllianceBernstein	LargeCap Value III R4 Fund	#	630,566
Goldman Sachs/LA Capital Mgmt	MidCap Value I R4 Fund	#	80,160
* Principal Global Investors	LargeCap S&P 500 Index R4 Fund	#	799,516
* Principal Global Investors	Principal LifeTime Strategy Income R4 Fund	#	7,740
* Principal Global Investors	Principal LifeTime 2010 R4 Fund	#	94,473
* Principal Global Investors	Principal LifeTime 2020 R4 Fund	#	795,137
* Principal Global Investors	Principal LifeTime 2030 R4 Fund	#	133,524
* Principal Global Investors	Principal LifeTime 2040 R4 Fund	#	88,141
* Principal Global Investors	Principal LifeTime 2050 R4 Fund	#	40,365
Columbus Circle Investors	LargeCap Growth R4 Fund	#	1,086,796
Dimensional/Vaughan Nelson	SmallCap Value II R4 Fund	#	42,985
* Principal Global Investors	MidCap S&P 400 Index R4 Fund	#	105,058
* Principal Global Investors	SmallCap S&P 600 Index R4 Fund	#	43,812
Turner Investment Partners	MidCap Growth III R4 Fund	#	408,867
UBS/Emerald/Essex	SmallCap Growth II R4 Fund	#	15,109
* Principal Global Investors	Diversified International R4 Fund	#	134,915

Other:
* Participant loans	Interest rates ranging from 4.00% to 9.25% and maturities ranging from January 2009 to June 2020		238,027

			$14,602,893

*	Party-in-interest investment.
#	Investment is participant directed; therefore, historical cost is not required.

13.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

Date: June 16, 2009	/s/ Patricia M. Smith Lawler
Patricia M. Smith Lawler
Executive Vice President, Human Resources Division, BankFinancial, F.S.B

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Crowe Horwath LLP